March 5, 2008

Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re: Fortune Industries, Inc.
Forms 10-Q for the Quarterly Periods ended February 28, 2007 and May 31, 2007
File no. 1-32543

Fortune Industries, Inc.
Form 10-K for the Fiscal Year ended August 31, 2007
Filed:  December 14, 2007

Dear Mr. Spirgel:

This letter is in response to the comments set forth in the letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated February 19, 2008 in connection with above-referenced forms filed by Fortune Industries, Inc. (“The Company”).  We have broken down certain comments into multiple sections for ease of response.

Form 10-Q for the quarterly period ended February 28, 2007
Form 10-Q for the quarterly period ended May 31, 2007

Note 2 – Acquisitions and Pro Form Results, page 13

Comment 1:   We note your response to prior comment 8.  Please present fair value of the put option as a liability in accordance with Paragraph 15 of SFAS 150.  Also comply this comment in your Form 10-K for the Fiscal Year ended December 31, 2007.

Response:  The Company will present the fair value of the put option in accordance with Comment 1.

Note 8 – Debt Arrangements
Credit Facility Loan and Security Agreement, page 19

Comment 2:  We note your response to prior comment 5 and 6.  It appears to us that the verbal waiver does not support your classification as long-term debt.  Your debt is with an external creditor and your major shareholder is not the creditor. Therefore any assurances from your major shareholder do not appear to satisfy the conditions in Paragraph 5 of SFAS 78 which allow for long-term classification.

Mr. Larry M. Spirgel
Securities and Exchange Commission
March 5, 2008

In addition, your response to comment 5 refers to an oral waiver and your response to prior comment 5 refers to a written waiver.  It appears from your disclosures in the Form 8-K filed on October 24, 2007, that you received this written waiver in the amended loan agreement.  This waiver was obtained after the balance sheet date of the Forms 10-Q for the quarterly period ended February 28, 2007 and May 31, 2007.  Please revise or advise in detail.

Response:     ARB No. 43, Chapter 3A, “Current Assets and Current Liabilities,” discusses obligations that should be considered current liabilities and states:

The term current liabilities is used principally to designate obligations whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities.

As of February 28, 2007, May 31, 2007, August 31, 2007 and November 30, 2007, the Company did not reasonably expect to liquidate its bank debt through the use of existing resources properly classifiable as current assets or the creation of other current liabilities.  Promptly upon the close of each of the periods described above, the Company was in discussions with its bank regarding certain loan defaults.    During these discussions, the bank indicated a willingness to work with the Company and waive the existing defaults.  At no time did the bank indicate an intent to call the obligations.  To the contrary, on August 7, 2007, the Company received the first draft of a First Amendment to Loan and Security Agreement.  This first draft clearly indicated the bank’s intent to waive the defaults that existed on February 28, 2007 and May 31, 2007.  Subsequently on October 18, 2007, the Company and its bank executed the First Amendment to Loan and Security Agreement.  Confirming the parties’ prior intentions, the agreement did waive the defaults that existed on February 28, 2007 and May 31, 2007.  The Company continues to have discussions with its bank regarding the defaults that existed on August 31, 2007 and November 30, 2007 and fully expects these discussions to also result in written waivers.

Although the Company did obtain written waivers from its bank, as indicated above, in the event the Company was not able to obtain waivers from its bank, the Company arranged alternative, long-term financing. The Company’s majority shareholder agreed to pay the Company’s debt to its bank in the event the bank called the loan.  The Company’s majority shareholder agreed to step into the bank’s position, while allowing the Company two years without covenant restrictions.  At the end of the two years, the Company and its majority shareholder would evaluate the Company’s credit needs and enter into discussions about a new agreement.  As a result, the Company would not be in violation of any loan covenants and long-term debt classification would be appropriate.  The Company’s majority shareholder also included this representation in the independent auditor’s representation letter for each quarter in question.

Mr. Larry M. Spirgel
Securities and Exchange Commission
March 5, 2008

In your comment, you referenced Paragraph 5 of SFAS 78.  This paragraph reads as follows:

5. “The following sentences and footnotes are added to the end of paragraph 7 of ARB 43, Chapter 3A:

The current liability classification is also intended to include obligations that, by their terms, are due on demand or will be due on demand within one year (or operating cycle, if longer) from the balance sheet date, even though liquidation may not be expected within that period. It is also intended to include long-term obligations that are or will be callable by the creditor either because the debtor's violation of a provision of the debt agreement at the balance sheet date makes the obligation callable or because the violation, if not cured within a specified grace period, will make the obligation callable. Accordingly, such callable obligations shall be classified as current liabilities unless one of the following conditions is met:

a. The creditor has waived* or subsequently lost† the right to demand repayment for more than one year (or operating cycle, if longer) from the balance sheet date.

* If the obligation is callable because of violations of certain provisions of the debt agreement, the creditor needs to waive its right with regard only to those violations.

† For example, the debtor has cured the violation after the balance sheet date and the obligation is not callable at the time the financial statements are issued.

b. For long-term obligations containing a grace period within which the debtor may cure the violation, it is probable‡ that the violation will be cured within that period, thus preventing the obligation from becoming callable.”

As of February 28, 2007, May 31, 2007, August 31, 2007 and November 30, 2007, the Company believes that it complied with both of the conditions described above.  As previously explained, the bank has indicated a willingness to work with the Company and waive the existing defaults.  At no time did the bank indicate an intent to call the obligations.  Even though various defaults have existed for over one year, the bank has not called the obligations.  Instead, the bank has always granted written waivers (although not always in the timeliest manner).

Mr. Larry M. Spirgel
Securities and Exchange Commission
March 5, 2008

Similarly, the bank has extended grace periods within which the Company may cure the defaults.  The Company believes it is very probable (as defined under SFAS 5 (Accounting for Contingencies)), that the Company will cure the defaults and that a written agreement will be obtained with the bank.

For the reasons indicated above, the Company believes the classification of its bank debt as long-term debt is appropriate.  Even if a short-term debt classification would otherwise be appropriate, the Company would intend to refinance the debt on a long-term basis.  As such, FASB Statement No. 6, Classification of Short-Term Obligations Expected to Be Refinanced would again require the bank debt to be classified as long-term debt.

FASB Statement No. 6, paragraph 11 requires that two conditions be met in order to classify a short-term obligation as a noncurrent liability when the debtor has the intent to refinance:  (1) the debtor must intend to refinance the obligation on a long-term basis and (2) the debtor’s intent to refinance must be supported by the debtor’s ability to consummate the refinancing demonstrated in either of the following ways:

a.           Post-balance-sheet-date issuance of a long-term obligation or equity securities.  After the date of an enterprise’s balance sheet but before that balance sheet is issued, a long-term obligation or equity securities have been issued for the purpose of refinancing the short-term obligation on a long-term basis; or

b.           Financing agreement.  Before the balance sheet is issued, the enterprise has entered into a financing agreement that clearly permits the enterprise to refinance the short-term obligation on a long-term basis on terms that are readily determinable, and all of the following conditions are met:

(i)         The agreement does not expire within one year (or operating cycle – see paragraph 2) from the date of the enterprise’s balance sheet and during that period the agreement is not cancelable by the lender or the prospective lender or investor (and obligations incurred under the agreement are not callable during that period) except for violation of a provision with which compliance is objectively determinable or measurable.

(ii)         No violation of any provision in the financing agreement exists at the balance-sheet date and no available information indicates that a violation has occurred thereafter but prior to the issuance of the balance sheet, or, if one exists at the balance-sheet date or has occurred thereafter, a waiver has been obtained.

Mr. Larry M. Spirgel
Securities and Exchange Commission
March 5, 2008

(iii)       The lender or the prospective lender or investor with which the enterprise has entered into the financing agreement is expected to be financially capable of honoring the agreement. [Footnote references omitted.]

As explained above, the Company has a financing agreement in place with the Company’s majority shareholder.  The Company’s majority shareholder has agreed to step into the bank’s position if necessary .  The Company has reviewed the majority shareholder’s financial condition and has determined that he is financially capable of honoring his agreement.

Finally, the Company believes that any restatement of the financial statements for the periods ending February 28, 2007, May 31, 2007, August 31, 2007 or November 30, 2007 would be confusing to investors and, having the benefit of hindsight, would present an inaccurate picture of the Company’s financial condition at such dates.  As part of any restatement, the Company would have to discuss the reasons for the restatement.  At the same time, the Company would also have to discuss the fact that it:  (i) has received written waivers for some of the periods in question; (ii) is probable that it will receive written waivers for the other periods in question; and (iii) has alternative long-term financing in place.  These facts would appear to an investor to be inconsistent and counter-intuitive with any restatement.

Note 12 – Variable Entity, page 22

Comment 3:  We note your response to prior comment 7.  In your amended filings, please revise your Consolidated Cash Flows as indicated in your response.

Response:  The Company will revise its Consolidated Cash Flow in accordance with Comment 3.

Form 10-K for the fiscal year ended August 31, 2007

Note 10 – Debt Arrangements
Credit Facility Loan and Security Agreement, page 61

Comment 4:  We note that you were not in compliance with the Minimum Shareholders’ Equity and Maximum Funded Debt/Total Capitalization Ratio covenants at the balance sheet date.  In this regard, it appears that you should revise your filing to reclassify the debt as current on the balance sheet.  Please revise or advise.  Also, comply with this comment in your November 30, 2007 Form 10-Q.

Mr. Larry M. Spirgel
Securities and Exchange Commission
March 5, 2008

Response:  See the response to Comment 2 above.

Pursuant to your comment letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its 2007 Form 10-K, Second Quarter Fiscal 2007 Form 10-Q; or Third Quarter Fiscal 2007 Form 10-Q; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We have worked closely with our external auditors on our responses to your comments.  We encourage you to contact us, if necessary, to arrange a discussion involving our external auditors if any additional explanation is required with respect to the issues raised in your February 19, 2008 comment letter.  You can contact me at (317) 532-1374.

Sincerely,

/s/ John Fisbeck
Chief Executive Officer